Exhibit 21.1

List of Subsidiaries of

MDwerks, Inc.

Entity Name	Place of Organization
Two Trees Beverage Company*	Delaware
Radio Aged Spirits, LLC**	North Carolina
Radio Aged Beer, LLC**	North Carolina
RF Kettle Company, LLC **	North Carolina
Two Trees Distilling Company, LLC**	North Carolina
Prost Beverage Company**	Florida

*	100% owned subsidiary of MDwerks, Inc.
**	100% owned subsidiary of Two Trees Beverage Company, Inc.